UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CRUZAN INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

889050 10 0

(CUSIP Number)

The Absolut Spirits Company, Incorporated

1370 Avenue of the Americas, 30th Floor

New York, New York 10019

Tel: (212) 641-8700

with a copy to

Karen A. Dewis, Esq.

McDermott Will & Emery LLP

600 Thirteenth St., NW

Washington, DC 20005

Tel. (202) 756-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

The Absolut Spirits Company, Incorporated

IRS No. 13-4181021

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC and AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

US

Number of	7.	Sole Voting Power: 4,294,583

Shares Bene-

ficially	8.	Shared Voting Power: 0

Owned by Each

Reporting	9.	Sole Dispositive Power: 4,294,583

Person with:

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,294,583

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

63.6%

14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Cruzan International, Inc., a Delaware corporation (formerly known as Todhunter International, Inc.) (the “Corporation”). The principal executive offices of the Corporation are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401. The Reporting Person filed its initial Schedule 13D relating to the Common Stock of the Corporation on June 10, 2005 (“Schedule 13D”).

Item 4. Purpose of the Transaction

The Reporting Person hereby amends the disclosure under Item 4 of its Schedule 13D as follows:

On September 26, 2005, the Reporting Person completed its acquisition of a controlling interest in the Corporation from Angostura (as defined in the Schedule 13D), pursuant to the Purchase Agreement (as defined in the Schedule 13D). The Reporting Person purchased all 4,294,583 shares of the Common Stock of the Corporation beneficially owned by Angostura, currently representing approximately 63.6% of the Corporation’s outstanding Common Stock, for an aggregate consideration of $121,837,320.00, or $28.37 per share.

On September 30, 2005, the Reporting Person, Cruzan Acquisition, Inc., a wholly-owned subsidiary of the Reporting Person (“Cruzan Acquisition”), and the Corporation executed an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Cruzan Acquisition will merge with and into the Corporation (the “Merger”), and each issued share of the Corporation’s Common Stock (except for those shares held by the Reporting Person, Cruzan Acquisition or the Corporation) will be converted into the right to receive $28.37 in cash. The Corporation’s board of directors and its special committee unanimously (i) approved the Merger Agreement and the Merger, (ii) determined that the terms of the Merger are fair and in the best interests of the Corporation’s shareholders, (iii) recommended that the Corporation’s stockholders adopt and approve the Merger Agreement and (iv) declared that the Merger Agreement is advisable. Approval of the Merger Agreement and the Merger is conditioned upon receipt of (i) the affirmative vote of at least 66 2/3% of the Common Stock of the Corporation not beneficially owned by the Reporting Person or Cruzan Acquisition and (ii) regulatory approvals.

Pursuant to the terms of the Merger Agreement, five members of the Corporation’s Board of Directors resigned their seats on the Board effective as of September 30, 2005, the date the Merger Agreement was executed. Pursuant to resolutions entered into prior to and in connection with the Merger Agreement, all of the Corporation’s then current directors, except for the Special Committee of the Corporation’s Board of Directors (Leonard Rogers and Donald Kasun, who abstained), resolved that four new directors designated by the Reporting Person be appointed to the Corporation’s Board effective as of 9:00 a.m. (New York City time) on October 11, 2005. As a result, upon the appointment of the four new directors designated by the Reporting Person to the Corporation’s Board, the Reporting Person will control a majority of the seats and votes on the Corporation’s Board.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the terms of the Merger Agreement, which is incorporated herein by reference as Exhibit 2 to this Amendment No. 2.

Item 5. Interest in Securities of the Issuer

The Reporting Person hereby amends the disclosure under Item 5 of its Schedule 13D as follows:

The Reporting Person is the beneficial owner of 4,294,583 shares of the Common Stock of the Corporation, which represents approximately 63.6% of the outstanding Common Stock of the Corporation as of August 9, 2005. The Reporting Person has sole voting power and sole dispositive power over 4,294,583 shares of the Common Stock of the Corporation.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Reporting Person hereby incorporates by reference the disclosure regarding the Merger Agreement under Item 4 herein.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2005

THE ABSOLUT SPIRITS COMPANY, INCORPORATED

By: /s/    Michael Misiorski

Name: Michael Misiorski

Title: Chief Financial Officer

INDEX OF EXHIBITS

Number	Exhibit

Exhibit 1

Stock Purchase Agreement between V&S Vin & Sprit AB (publ) and Angostura Limited effective as of June 3, 2005 (incorporated by reference to Amendment No. 11 to Angostura’s Schedule 13D filed on June 9, 2005).

Exhibit 2	Agreement and Plan of Merger between The Absolut Spirits Company, Incorporated, Cruzan Acquisition, Inc., and Cruzan International, Inc. dated as of September 30, 2005.